UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12-b-25

NOTIFICATION OF LATE FILING

OMB APPROVAL

OMB Number: 3235-0058

Expires: January 31, 2005

SEC File Number: 000-23657

CUSIP Number: 0464A101

(Check One)  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ✓ Form 10-Q

For Period Ended: March 31, 2003

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
☐	For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information-contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.

PART I—REGISTRANT INFORMATION

AstroPower, Inc.

Full Name of Registrant

Former Name if Applicable

300 Executive Drive

Address of Principle Executive Office (Street and Number)

Newark, DE 19702-3316

City, State and Zip Code

PART II—RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and registrant seeks relief pursuant to rule 12b-5(b), the following should be completed. (Check box if appropriate)

☑ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ (b)	The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

PART III—NARRATIVE

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period.

The Company has not as yet filed its Annual Report on Form 10-K for the year ended December 31,2002, as we require additional time to gather and evaluate data relating to 2002 revenue recognition matters. However, we cannot predict the time required to complete our evaluation, but will make every effort to do so as soon as practicable. Upon completion, it is likely that a restatement of certain 2002 quarters will be necessary which may impact the first quarter of 2003. However, we are not, as yet, able to estimate the amount or periods of such restatement. Certain revenue recognition matters may impact 2001, however, we are not, as yet, able to estimate the impact, if any. In addition until such time as we have an audited balance sheet for the year ended December 31, 2002, upon which the preparation of a balance sheet for the quarter ended March 31, 2003 is dependant, we are unable to file our quarterly report.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regards to this notification.

Thomas J. Stiner	302	366-0400

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports. ☐ Yes ✓ No

•	Annual Report on Form 10-K for year ended December 31, 2002

(3)	Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof? ✓ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

A reasonable estimate of these results cannot be made due to the reasons discussed in Part III.

AstroPower, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on it behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2003	By:	/S/ Thomas J. Stiner

Thomas J. Stiner
Sr. VP & CFO

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed small beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other then an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.